UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ARCTURUS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03969T109

(CUSIP Number)

Karah Parschauer

Executive Vice President, General Counsel

Ultragenyx Pharmaceutical Inc.

60 Leveroni Court

Novato, CA 94949

(415) 475-6583

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03969T109 13D Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ultragenyx Pharmaceutical Inc. 27-2546083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This percentage is calculated based upon 26,327,077 outstanding shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) as of August 5, 2021 disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Form 10-Q”) filed with the Securities and Exchange Commission (“SEC”) on August 10, 2021.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the statement on Schedule 13D of Ultragenyx Pharmaceutical Inc., a Delaware corporation (the “Reporting Person”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2019, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 22, 2020 and Amendment No. 2 to Schedule 13D filed with the SEC on December 10, 2020 (as amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Person is filing this Amendment No. 3 to report the sale by the Reporting Person of 800,000 shares of Common Stock.

Item 4.	Purpose of Transaction

On August 10, 2021 and August 11, 2021, the Reporting Person sold an aggregate of 800,000 shares of Common Stock of the Issuer at a weighted average sale price of $54.54 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

With respect to the ownership described herein, the beneficial ownership and percentages are calculated based upon 26,327,077 outstanding shares of Common Stock as of August 5, 2021 disclosed by the Issuer in the Form 10-Q filed with the SEC on August 10, 2021.

(a)

As of the date hereof, the Reporting Person beneficially owns an aggregate of 1,400,000 shares of Common Stock, which represents 5.3% of the outstanding Common Stock as of August 5, 2021 based on the information disclosed by the Issuer in the Form 10-Q filed with the SEC on August 10, 2021. As of the date hereof, in accordance with the Issuer’s director compensation policy, the Issuer has granted to Karah Parschauer, the Executive Vice President and General Counsel of the Reporting Person and a director of the Issuer, options to purchase 65,000 shares of Common Stock, of which 49,166 are exercisable within 60 days of the date hereof, for her service as a director of the Issuer. As long as Ms. Parschauer remains a director of the Issuer, it is anticipated that she will continue to receive equity grants in accordance with the Issuer’s director compensation policy. Except as described in this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule I hereto beneficially owns any other securities of the Issuer.

(b)	As of the date hereof, the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 1,400,000 shares of Common Stock.

(c)

Reference is Item 4 above. Except as set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule I hereto has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2021

ULTRAGENYX PHARMACEUTICAL INC.

By:	/s/ Mardi C. Dier
Name:	Mardi C. Dier
Title:	Executive Vice President and Chief Financial Officer

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation, principal business address and citizenship of each executive officer and director of the Reporting Person is set forth below. The business address of each executive officer and director of the Reporting Person is c/o Ultragenyx Pharmaceutical Inc., 60 Leveroni Court, Novato, CA 94949.

Name	Principal Occupation	Citizenship

Executive Officers

Emil D. Kakkis, M.D., Ph.D.	President and Chief Executive Officer and Director of the Reporting Person	United States of America

Camille L. Bedrosian, M.D.	Chief Medical Officer and Executive Vice President of the Reporting Person	United States of America

Erik Harris	Chief Commercial Officer and Executive Vice President of the Reporting Person	United States of America

Dennis Huang	Chief Technical Operations Officer and Executive Vice President of the Reporting Person	United States of America

Thomas Kassberg	Chief Business Officer and Executive Vice President of the Reporting Person	United States of America

Karah Parschauer	General Counsel and Executive Vice President of the Reporting Person	United States of America

John R. Pinion II	Chief Quality Officer and Executive Vice President of Translational Sciences of the Reporting Person	United States of America

Mardi C. Dier	Chief Financial Officer and Executive Vice President of the Reporting Person	United States of America

Non-Employee Directors

William Aliski	Biotechnology Executive	United States of America

Deborah Dunsire, M.D.	President and Chief Executive Officer of H. Lundbeck A/S	United States of America

Lars Ekman, M.D., Ph.D.	Executive Partner, Sofinnova Investments	United States of America

Matthew K. Fust	Former Executive Vice President & Chief Financial Officer, Onyx Pharmaceutical, Inc.	United States of America

Michael Narachi	President and Chief Executive Officer, CODA Biotherapeutics, Inc.	United States of America

Corsee D. Sanders, Ph.D.	Biotechnology Executive	United States of America

Shehnaaz Suliman, M.D., M.Phil., M.B.A.	President and Chief Operating Officer of Alector, Inc.	United States of America

Daniel G. Welch	Chairman of the Board of Directors of the Reporting Person	United States of America